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                                             Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                For:  Danka Business Systems PLC
                                                Commission File No.:   333-55914

[DANKA LOGO]

                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515

                      DANKA BUSINESS SYSTEMS PLC ANNOUNCES

                          COMPLETION OF EXCHANGE OFFER

ST. PETERSBURG, Fla.--June 29, 2001--Danka Business Systems PLC (Nasdaq: DANKY) (the "Company" or "Danka") today announced that it has completed the exchange offer for its outstanding 6.75% convertible subordinated notes due April 1, 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5) and that the offer expired as of 8:00 a.m., New York City time on June 29, 2001.

The Company said that it has accepted tenders from holders of a total of $184,012,000 in aggregate principal amount (92%) of the 6.75% convertible subordinated notes. Of the notes tendered pursuant to the exchange offer, $118,484,000 in principal amount was tendered for the limited cash option, $1,008,000 in principal amount was tendered for the new senior subordinated note option and $64,520,000 in principal amount was tendered for the new 10% note option.

The limited cash option was oversubscribed. Accordingly, under the limited cash option, Danka will purchase $60,000,000 of old notes for cash at the rate of $400 in cash per $1,000 of old notes and will exchange $58,484,000 in principal amount of old notes for new zero coupon senior subordinated notes at the rate of
$800 in new notes per $1,000 principal amount of old notes.   For the total
$118,484,000 principal amount of old notes tendered for cash, the Company will pay $202.56 in cash and $394.88 principal amount in new senior subordinated notes per $1,000 principal amount of old notes.

Banc of America Securities LLC was the exclusive dealer manager for the exchange offer.

Danka Business Systems PLC, headquartered in London, England and St. Petersburg, Florida, is one of the world's largest independent suppliers, by revenue, of office imaging equipment and
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related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Where to obtain additional information: Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new senior subordinated notes and the new 10% subordinated notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn: Treasurer, Telephone:
(727) 578-4766.

A registration statement relating to the new zero coupon senior subordinated notes and the new 10% subordinated notes being offered pursuant to the exchange offer has been filed with the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THIS OFFERING.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515


11201 Danka Circle North                                   107 Hammersmith Road
St. Petersburg, FL  33716                               London, England W14 0QH